April 3, 2019

Alon Dayan
Director and Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Tel Aviv, Israel

       Re: Virtual Crypto Technologies, Inc.
           Preliminary Information Statement on
           Schedule 14C
           Filed February 26, 2019
           File No. 000-15746

Dear Mr. Dayan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Shachar Hadar